U.S. Gold Corp.

1910 E. Idaho, Suite 102-Box 604

Elko, Nevada 89801

February 23, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Attention: Anuja A. Majmudar

Re:	U.S. Gold Corp.
Registration Statement on Form S-3
Filed on February 16, 2021
File No. 333-253165 (the “Registration Statement”)
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 of the Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, U.S. Gold Cop. (the “Company”) hereby respectfully requests acceleration of the effective date of the Registration Statement so that it may become effective at 5:00 p.m., Eastern Time, on February 25, 2021, or as soon thereafter as practicable.

Should any member of the staff of the Commission have any questions or comments with respect to this request, please contact our counsel, Haynes and Boone, LLP, attention: Rick A. Werner, Esq. at (212) 659-4974.

Very truly yours,

U.S. GOLD CORP.

By:	/s/ Edward M. Karr
Edward M. Karr
Executive Chairman

cc:	Rick A. Werner, Esq., Haynes and Boone, LLP